UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING
                                                                 SEC FILE NUMBER
                                                                     0-13347
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                                                                    CUSIP NUMBER
                                                                     040397101
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(CHECK ONE):  [ ] Form 10-K and Form 10-KSB [ ] Form 20-K  [ ] Form 11-K
              [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

              For Period Ended:   September 30, 2000
                                 -------------------
              [  ] Transition Report on Form 10-K and Form 10-KSB
              [  ] Transition Report on Form 20-K
              [  ] Transition Report on Form 11-K
              [  ] Transition Report on Form 10-Q and Form 10-QSB
              [  ] Transition Report on Form N-SAR
              For the Transition Period Ended: __________________

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   READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM, PLEASE PRINT OR TYPE

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                  HAS VERIFIED ANY INFORMATION CONTAINED HEREIN
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION


     CHANGE TECHNOLOGY PARTNERS, INC.
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Full Name of Registrant

     ARINCO COMPUTER SYSTEMS INC.
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Former Name if Applicable


     20 DAYTON AVENUE
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Address of Principal Executive Office (STREET AND NUMBER)


     GREENWICH, CONNECTICUT 06830
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City, State and Zip Code

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PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
   [X]   (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, 10-KSB, 20- F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or the portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2000 cannot be filed within the prescribed time period because of questions about the correct way to record an acquisition that closed during the period. In addition, the Company's new independent auditors have raised concerns about the way certain items were accounted for in the Company's Quarterly Report on Form 10-QSB for the quarterly periods ended March 31, 2000 and June 30, 2000, which affect certain terms in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2000, and may require the prior two Quarterly Reports on Form 10-QSB to be amended. The Company hereby confirms that the circumstances relating to the delay in the completion of the quarterly report could not have been eliminated by the Company without unreasonable effort and expense. The Company undertakes that the outstanding quarterly report will be filed no later than the fifth calendar day following the prescribed due date of the Form 10-Q.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Frank Gallagi                             (203)          661-1312
      ------------------------------         ---------      -------------------
      (Name)                                 (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
      is no, identify report(s)                             [X] Yes   [ ] No

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(3)   It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                                              [X] Yes   [ ] No

      If so, attach an explanation of the anticipated change, both narratively change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      During the quarterly period ended September 30, 1999, the Company was not engaged in any business and had no operations. Following a large equity investment by an investor group on March 28, 2000, the Company has been engaged in business and has ongoing operations. Consequently, the Company's results of operations changed significantly from the corresponding period for the last fiscal year. The Company

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      has incurred a loss of approximately $(236,000) for the nine months ended
      September 30, 2000, compared to earnings of $16,000 for the nine months ended September 30, 1999.
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                        CHANGE TECHNOLOGY PARTNERS, INC.
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                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized


Date     NOVEMBER 15, 2000                   By      /s/ Frank Gallagi
     --------------------------                 -------------------------------
                                                Frank Gallagi
                                                Chief Financial Officer and
                                                Treasurer


INSTRUCTION: This form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)